EXHIBIT INDEX

Exhibit A:  Attachment to item 77C:
            Submission of matters to a vote of security holders

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Exhibit A:

RESULTS OF SHAREHOLDER MEETING (Unaudited)

A special meeting of Shareholders of the Phoenix-Aberdeen
Worldwide Opportunities Fund was held on October 27, 1998 to approve the following matter:

1. Approval of a subadvisory agreement with Aberdeen
Fund Managers, Inc.

On the record date for this meeting there were 8,573,602 shares outstanding and 55.06% of the shares outstanding and entitled to vote were present by proxy.

NUMBER OF VOTES               For       Against     Abstain

1. Approval of investment
   subadvisory agreement    7,795,689   301,860     476,053